UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

SILVERGATE CAPITAL Corporation
(Name of Issuer)
CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
82837P408
(CUSIP Number)
December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[   ] Rule 13d-1(c)

[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82837P408
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	409,735*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	409,735*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
409,735*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
2.2%*
(12) Type of Reporting Person
IA

 * See Item 4 for additional information.

CUSIP No. 82837P408
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
Cayman Islands
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	372,771*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	372,771*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
372,771*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
2.0%*
(12) Type of Reporting Person
CO

 * See Item 4 for additional information.

CUSIP No. 82837P408
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	0*
(6) Shared Voting Power:	409,735*
(7) Sole Dispositive Power:	0*
(8) Shared Dispositive Power:	409,735*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
409,735*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
[ ]
(11) Percent of Class Represented by Amount in Row (9)
2.2%*
(12) Type of Reporting Person
IN

* See Item 4 for additional information.

Item 1(a). Name Of Issuer:
Silvergate Capital Corporation, a Maryland Corporation (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
4250 Executive Square, Suite 300 La Jolla, California 92037
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”) is being jointly filed by (i) Park West Asset Management LLC, a Delaware limited liability company (“PWAM”), (ii) Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”) and (iii) Peter S. Park (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is: 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWAM is organized under the laws of the State of Delaware. PWIMF is a Cayman Islands exempted company. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Class A Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e). CUSIP No.:
82837P408

Item 3. If This Statement Is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:
Not Applicable.

Item 4. Ownership: As reported in the cover pages to this report, the ownership information with respect to each of PWAM and Mr. Park is as follows:
(a)	Amount Beneficially Owned:	409,735*

(b)	Percent of Class:	2.2%*

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote:	0*

(ii)	shared power to vote or to direct the vote	409,735*

(iii)	sole power to dispose or to direct the disposition of:	0*

(iv)	shared power to dispose or to direct the disposition of	409,735*

As reported in the cover pages to this report, the ownership information with respect to PWIMF is as follows:
(a)	Amount Beneficially Owned:	372,771*

(b)	Percent of Class:	2.0%*

(c)	Number of Shares as to which the person has:

(i)	sole power to vote or to direct the vote:	0*

(ii)	shared power to vote or to direct the vote	372,771*

(iii)	sole power to dispose or to direct the disposition of:	0*

(iv)	shared power to dispose or to direct the disposition of	372,771*

* PWAM is the investment manager to PWIMF and Park West Partners International, Limited, a Cayman Islands exempted company (collectively, the “PW Funds”). Mr. Park, through one or more affiliated entities, is the controlling manager of PWAM. As of December 31, 2020, PWAM and Mr. Park may be deemed to beneficially own 409,735 shares of Common Stock held in the aggregate by the PW Funds.

The reported beneficial ownership percentage is based upon 18,628,984 shares of Common Stock issued and outstanding as of November 3, 2020, based on information reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2020.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
Not Applicable.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2021

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By: Park West Asset Management LLC, its Investment Manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

/s/ Peter S. Park
Peter S. Park

Attention: Intentional misstatements or omissions of fact constitute

Federal criminal violations (See 18 U.S.C. 1001)

Exhibit Index

Exhibit

1.       Joint Filing Agreement, dated as of April 8, 2020, by and among Park West Asset Management, LLC, Park West Investors Master Fund, Limited and Peter S. Park (incorporated by reference to Exhibit 1 to the Schedule 13G filed with the Securities and Exchange Commission on April 8. 2020).